

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

John T. Greene
Executive Vice President, Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 17, 2021**
> **File No. 001-33378**

Dear Mr. Greene:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 25

1. Disclose any material litigation risks related to climate change and the potential impact to the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

3.   In your 2020 Corporate Responsibility Report, you refer to climate-related projects that you have undertaken. If material, please describe these projects and quantify related capital expenditures in your filing. Please also tell us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Responsibility Report.

4.   If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
   - severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
   - quantification of material weather-related damages to your property or operations;
   - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
   - any weather-related impacts on the cost or availability of insurance.

5.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

6.   Quantify any material increased compliance costs related to climate change.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions relating to these comments.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Finance